UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                  YUKON GOLD CORPORATION, INC.
_________________________________________________________________
                        (Name of Issuer)


            Common Stock, Par Value $0.0001 per share
_________________________________________________________________
                  (Title of Class of Securities


                            988480109
                  ____________________________
                         (CUSIP Number)


                       Jose L. Guerra Jr.
                      1611 Greystone Ridge
                      San Antonio TX 78258
                          210-355-3233
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         August 15, 2005
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 988480109

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Jose L. Guerra, Jr.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_x_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          824,819
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            824,819

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     824,819 shares of common stock of the Issuer

     In addition Jose L. Guerra, Jr. purchased 335,545 Warrants at $0.01 per Warrant. 90,090 of the Warrants entitle the holder to acquire one common share at CDN$1.00 (US$0.85) per share on or before June 30, 2006 and 245,455 of the Warrants entitle the holder to acquire one common share at US$1.00 per share between August 22, 2006 and August 22, 2008.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP NO. 988480109

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Joranamo Trust, under Trust document dated April 30, 1999.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_x_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          400,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            400,000

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     400,000 shares of common stock of the Issuer

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.89%

14.  TYPE OF REPORTING PERSON*

     OO
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

     (a)  Title and Class of Security:

          Yukon Gold Corporation, Inc. (the "Issuer")
          Common Stock, Par Value $.0001 per
          share ("the Shares")

     (b)  Name of Issuer and Address of Issuer's Principal
          Executive Offices:

          Yukon Gold Corporation, Inc.
          347 Bay Street, Suite 408
          Toronto, Ontario, Canada M5H 2R7

ITEM 2.   IDENTITY AND BACKGROUND.

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, IS THE BENEFICIAL OWNER OF ANY SHARES OTHER THAN THE SHARES IN WHICH THE REPORTING PERSONS ARE SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

(1)   (a) Jose L. Guerra Jr.
      (b) 1611 Greystone Ridge
          San Antonio TX 78258
      (c) Real Estate Developer
          Integrated Realty Group
          11202 Disco Drive, Suite 121
          San Antonio TX 78216
      (d) No
      (e) No
      (f) United States

(2)   Joranamo Trust fbo Grandchildren of Herminia Guerra

      State of Organization:  Texas

      Principal Business:  Trust

      Address: 7500 Callaghan #246
               San Antonio, TX  78229

      Trustees:     Herminia Guerra

      (d) No
      (e) No

      Information on Individual Trustees pursuant to Instruction C:

      (a) Herminia Guerra
      (b) 7500 Callaghan #246
          San Antonio, TX  78229
      (c) Homemaker
      (d) No
      (e) No
      (f) United States


ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

The source of funds used by the Reporting Persons are personal funds. The Reporting Persons did not borrow funds for the purpose of acquiring their respective Shares. The Reporting
Persons paid a total of $401,637.27 for the Shares.

ITEM 4.     PURPOSE OF TRANSACTION.

The Shares have been acquired by the Reporting Person for investment purposes. The Reporting Persons intend to continue to evaluate their respective investments in the Shares. The Reporting Persons may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon their evaluation of their respective investments, upon the amounts and prices of available Shares, and upon other relevant circumstances.

The Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer's business or corporate structure;

(f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or

(i)     Any action similar to any of those enumerated above.

The Reporting Person is a shareholder of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons together hereby report aggregate beneficial ownership of 1,224,819 shares of common stock of the Issuer, representing 11.89% of outstanding shares of the Issuer. The percentage assumes that the number of Shares of common stock of the Issuer outstanding is 10,271,540 Shares (as reported in the Issuer's Form 10-Q as of July 31, 2005).

          In addition Jose L. Guerra, Jr. purchased 335,545 Warrants at $0.01 per Warrant. 90,090 of the Warrants entitle the holder to acquire one common share at CDN$1.00 (US$0.85) per share on or before June 30, 2006 and 245,455 of the Warrants entitle the holder to acquire one common share at US$1.00 per share between August 22, 2006 and August 22, 2008.

(b) The Reporting Persons have sole voting and dispositive power with respect to 1,224,819 shares of common stock.

(c) The following purchase of the Shares was affected on the dates set out below.

                                             Price/Share (in
                                             Dollars
Purchase In The                Number of     Commissions not
    Name Of         Date       Shares        included)

Jose L. Guerra    11/10/2003   129,730       US$.10
Jr.
                  11/17/03     180,180       CDN$0.495
                                              US$0.327

                  05/03/05       2,500       US$1.00

                  05/03/05       2,500       US$0.99

                  05/06/05       1,000       US$1.05

                  05/09/05         500       US$1.05

                  05/11/05       2,500       US$0.97

                  05/13/05       2,500       US$0.94

                  05/18/05       2,500       US$0.85

                  05/18/05       2,500       US$0.85

                  05/19/05       2,500       US$0.85

                  05/19/05       2,500       US$0.90

                  05/20/05       2,500       US$0.90

                  08/15/05     490,909       US$0.545


Joranamo Trust    11/10/2003   400,000       US$0.10



These transactions were effectuated through private placements.

(d) Not applicable

(e) Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


          Herminia Guerra, the sole Trustee of the Joranamo Trust is the mother of Jose L. Guerra Jr. Notwithstanding the family relationship, Herminia Guerra, as Trustee, and Jose L. Guerra Jr. are acting independently and disclaim group status.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          not applicable

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED this 6th day of October, 2005.


s/Jose L. Guerra Jr.
  Jose L. Guerra Jr.


JORANAMO TRUST

By: s/Herminia Guerra, Trustee
    Herminia Guerra, Trustee